SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D*
                                (Amendment No. 2)
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                                NOBLE ROMAN'S INC
             ------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
             ------------------------------------------------------
                         (Title of Class of Securities))

                                    655107100
             ------------------------------------------------------
                                 (CUSIP NUMBER)

                      SUMMITBRIDGE NATIONAL INVESTMENTS LLC
                        C/O FORTRESS INVESTMENT GROUP LLC
                     1251 AVENUE OF THE AMERICAS, 16TH FLOOR
                            NEW YORK, NEW YORK 10020
                               ATTN: KEVIN TREACY
                                 (212) 798-6071
             ------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 August 25, 2005
             ------------------------------------------------------
            (Date of event which requires filing of this statement))

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

 -------------------------------------------------------------------------------

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 655107100                                           Page 3 of 19 Pages
--------------------------------------------------------------------------------
         (1) NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
             SummitBridge National Investments LLC
--------------------------------------------------------------------------------
         (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                            (a) [X]
                                                            (b) [ ]
--------------------------------------------------------------------------------
         (3) SEC USE ONLY

--------------------------------------------------------------------------------
         (4) SOURCE OF FUNDS
             WC
--------------------------------------------------------------------------------
         (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                     [ ]
--------------------------------------------------------------------------------
         (6) CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
--------------------------------------------------------------------------------
NUMBER OF                  (7)  SOLE VOTING POWER
                                -0-
SHARES
                           -----------------------------------------------------
BENEFICIALLY               (8)  SHARED VOTING POWER
                                -0-
OWNED BY
                           -----------------------------------------------------
EACH                       (9)  SOLE DISPOSITIVE POWER
                                -0-
REPORTING
                           -----------------------------------------------------
PERSON WITH                (10) SHARED DISPOSITIVE POWER
                                2,400,000 shares of Common Stock
--------------------------------------------------------------------------------
         (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,400,000 shares of Common Stock
--------------------------------------------------------------------------------
         (12) CHECK BOX IF THE AGGREGATE AMOUNT
              IN ROW (11) EXCLUDES CERTAIN SHARES               [ ]
--------------------------------------------------------------------------------
         (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              14.0% See Item 5
--------------------------------------------------------------------------------
         (14) TYPE OF REPORTING PERSON
              OO
--------------------------------------------------------------------------------


                      SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 655107100                                           Page 4 of 19 Pages
--------------------------------------------------------------------------------
         (1) NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
             Drawbridge Special Opportunities Fund LP
--------------------------------------------------------------------------------
         (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) [X]
                                                            (b) [ ]
--------------------------------------------------------------------------------
         (3) SEC USE ONLY

--------------------------------------------------------------------------------
         (4) SOURCE OF FUNDS
             WC
--------------------------------------------------------------------------------
         (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            [ ]
--------------------------------------------------------------------------------
         (6) CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
--------------------------------------------------------------------------------
NUMBER OF                  (7)  SOLE VOTING POWER
                                -0-
SHARES
                           -----------------------------------------------------
BENEFICIALLY               (8)  SHARED VOTING POWER
                                -0-
OWNED BY
                           -----------------------------------------------------
EACH                       (9)  SOLE DISPOSITIVE POWER
                                -0-
REPORTING
                           -----------------------------------------------------
PERSON WITH                (10) SHARED DISPOSITIVE POWER
                                2,400,000 shares of Common Stock
--------------------------------------------------------------------------------
         (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,400,000 shares of Common Stock
--------------------------------------------------------------------------------
         (12) CHECK BOX IF THE AGGREGATE AMOUNT
              IN ROW (11) EXCLUDES CERTAIN SHARES               [ ]
--------------------------------------------------------------------------------
         (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              14.0%, See Item 5.
--------------------------------------------------------------------------------
         (14) TYPE OF REPORTING PERSON
              PN
--------------------------------------------------------------------------------

                      SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 655107100                                           Page 5 of 19 Pages
--------------------------------------------------------------------------------
         (1) NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
             Drawbridge Special Opportunities Advisors LLC
--------------------------------------------------------------------------------
         (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) [X]
                                                            (b) [ ]
--------------------------------------------------------------------------------
         (3) SEC USE ONLY

--------------------------------------------------------------------------------
         (4) SOURCE OF FUNDS
             WC
--------------------------------------------------------------------------------
         (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            [ ]
--------------------------------------------------------------------------------
         (6) CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
--------------------------------------------------------------------------------
NUMBER OF                  (7)  SOLE VOTING POWER
                                -0-
SHARES
                           -----------------------------------------------------
BENEFICIALLY               (8)  SHARED VOTING POWER
                                -0-
OWNED BY
                           -----------------------------------------------------
EACH                       (9)  SOLE DISPOSITIVE POWER
                                -0-
REPORTING
                           -----------------------------------------------------
PERSON WITH                (10) SHARED DISPOSITIVE POWER
                                2,400,000 shares of Common Stock
--------------------------------------------------------------------------------
         (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,400,000 shares of Common Stock
--------------------------------------------------------------------------------
         (12) CHECK BOX IF THE AGGREGATE AMOUNT
              IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
         (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              14.0%, See Item 5.
--------------------------------------------------------------------------------
         (14) TYPE OF REPORTING PERSON
              OO
--------------------------------------------------------------------------------


                      SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 655107100                                           Page 6 of 19 Pages
--------------------------------------------------------------------------------
         (1) NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS.
             OF ABOVE PERSONS (ENTITIES ONLY)
             Fortress Investment Group LLC
--------------------------------------------------------------------------------
         (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) [X]
                                                            (b) [ ]
--------------------------------------------------------------------------------
         (3) SEC USE ONLY

--------------------------------------------------------------------------------
         (4) SOURCE OF FUNDS
             WC
--------------------------------------------------------------------------------
         (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            [ ]
--------------------------------------------------------------------------------
         (6) CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
--------------------------------------------------------------------------------
NUMBER OF                  (7)  SOLE VOTING POWER
                                -0-
SHARES
                           -----------------------------------------------------
BENEFICIALLY               (8)  SHARED VOTING POWER
                                -0-
OWNED BY
                           -----------------------------------------------------
EACH                       (9)  SOLE DISPOSITIVE POWER
                                -0-
REPORTING
                           -----------------------------------------------------
PERSON WITH                (10) SHARED DISPOSITIVE POWER
                                2,400,000 shares of Common Stock
--------------------------------------------------------------------------------
         (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,400,000 shares of Common Stock
--------------------------------------------------------------------------------
         (12) CHECK BOX IF THE AGGREGATE AMOUNT
              IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
         (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              14.0%, See Item 5.
--------------------------------------------------------------------------------
         (14) TYPE OF REPORTING PERSON
              OO
--------------------------------------------------------------------------------

                      SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 655107100                                           Page 7 of 19 Pages
--------------------------------------------------------------------------------
         (1) NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
             D.B. Zwirn Special Opportunities Fund, L.P. (f/k/a
             Highbridge/Zwirn Special Opportunities Fund, L.P.)
--------------------------------------------------------------------------------
         (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) [X]
                                                            (b) [ ]
--------------------------------------------------------------------------------
         (3) SEC USE ONLY

--------------------------------------------------------------------------------
         (4) SOURCE OF FUNDS
             WC
--------------------------------------------------------------------------------
         (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            [ ]
--------------------------------------------------------------------------------
         (6) CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
--------------------------------------------------------------------------------
NUMBER OF                  (7)  SOLE VOTING POWER
                                -0-
SHARES
                           -----------------------------------------------------
BENEFICIALLY               (8)  SHARED VOTING POWER
                                -0-
OWNED BY
                           -----------------------------------------------------
EACH                       (9)  SOLE DISPOSITIVE POWER
                                -0-
REPORTING
                           -----------------------------------------------------
PERSON WITH                (10) SHARED DISPOSITIVE POWER
                                2,400,000 shares of Common Stock
--------------------------------------------------------------------------------
         (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,400,000 shares of Common Stock
--------------------------------------------------------------------------------
         (12) CHECK BOX IF THE AGGREGATE AMOUNT
              IN ROW (11) EXCLUDES CERTAIN SHARES               [ ]
--------------------------------------------------------------------------------
         (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              14.0%, See Item 5.
--------------------------------------------------------------------------------
         (14) TYPE OF REPORTING PERSON
              PN
--------------------------------------------------------------------------------

                      SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 655107100                                           Page 8 of 19 Pages
--------------------------------------------------------------------------------
         (1) NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
             D.B. Zwirn & Co., L.P. (f/k/a Highbridge/Zwirn
             Capital Management, LLC)
--------------------------------------------------------------------------------
         (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) [X]
                                                            (b) [ ]
--------------------------------------------------------------------------------
         (3) SEC USE ONLY

--------------------------------------------------------------------------------
         (4) SOURCE OF FUNDS
             WC
--------------------------------------------------------------------------------
         (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            [ ]
--------------------------------------------------------------------------------
         (6) CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
--------------------------------------------------------------------------------
NUMBER OF                  (7)  SOLE VOTING POWER
                                -0-
SHARES
                           -----------------------------------------------------
BENEFICIALLY               (8)  SHARED VOTING POWER
                                -0-
OWNED BY
                           -----------------------------------------------------
EACH                       (9)  SOLE DISPOSITIVE POWER
                                -0-
REPORTING
                           -----------------------------------------------------
PERSON WITH                (10) SHARED DISPOSITIVE POWER
                                2,400,000 shares of Common Stock
--------------------------------------------------------------------------------
         (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,400,000 shares of Common Stock
--------------------------------------------------------------------------------
         (12) CHECK BOX IF THE AGGREGATE AMOUNT
              IN ROW (11) EXCLUDES CERTAIN SHARES               [ ]
--------------------------------------------------------------------------------
         (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              14.0%, See Item 5.
--------------------------------------------------------------------------------
         (14) TYPE OF REPORTING PERSON
              PN
--------------------------------------------------------------------------------

                      SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 655107100                                           Page 9 of 19 Pages
--------------------------------------------------------------------------------
         (1) NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
             DBZ GP, LLC
--------------------------------------------------------------------------------
         (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) [X]
                                                            (b) [ ]
--------------------------------------------------------------------------------
         (3) SEC USE ONLY

--------------------------------------------------------------------------------
         (4) SOURCE OF FUNDS
             WC
--------------------------------------------------------------------------------
         (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            [ ]
--------------------------------------------------------------------------------
         (6) CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
--------------------------------------------------------------------------------
NUMBER OF                  (7)  SOLE VOTING POWER
                                -0-
SHARES
                           -----------------------------------------------------
BENEFICIALLY               (8)  SHARED VOTING POWER
                                -0-
OWNED BY
                           -----------------------------------------------------
EACH                       (9)  SOLE DISPOSITIVE POWER
                                -0-
REPORTING
                           -----------------------------------------------------
PERSON WITH                (10) SHARED DISPOSITIVE POWER
                                2,400,000 shares of Common Stock
--------------------------------------------------------------------------------
         (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,400,000 shares of Common Stock
--------------------------------------------------------------------------------
         (12) CHECK BOX IF THE AGGREGATE AMOUNT
              IN ROW (11) EXCLUDES CERTAIN SHARES               [ ]
--------------------------------------------------------------------------------
         (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              14.0%, See Item 5.
--------------------------------------------------------------------------------
         (14) TYPE OF REPORTING PERSON
              00
--------------------------------------------------------------------------------

                      SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 655107100                                          Page 10 of 19 Pages
--------------------------------------------------------------------------------
         (1) NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
             Zwirn Holdings, LLC (f/k/a D.B. Zwirn & Co., LLC)
--------------------------------------------------------------------------------
         (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) [X]
                                                            (b) [ ]
--------------------------------------------------------------------------------
         (3) SEC USE ONLY

--------------------------------------------------------------------------------
         (4) SOURCE OF FUNDS
             WC
--------------------------------------------------------------------------------
         (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            [ ]
--------------------------------------------------------------------------------
         (6) CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
--------------------------------------------------------------------------------
NUMBER OF                  (7)  SOLE VOTING POWER
                                -0-
SHARES
                           -----------------------------------------------------
BENEFICIALLY               (8)  SHARED VOTING POWER
                                -0-
OWNED BY
                           -----------------------------------------------------
EACH                       (9)  SOLE DISPOSITIVE POWER
                                -0-
REPORTING
                           -----------------------------------------------------
PERSON WITH                (10) SHARED DISPOSITIVE POWER
                                2,400,000 shares of Common Stock
--------------------------------------------------------------------------------
         (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,400,000 shares of Common Stock
--------------------------------------------------------------------------------
         (12) CHECK BOX IF THE AGGREGATE AMOUNT
              IN ROW (11) EXCLUDES CERTAIN SHARES               [ ]
--------------------------------------------------------------------------------
         (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              14.0%, See Item 5.
--------------------------------------------------------------------------------
         (14) TYPE OF REPORTING PERSON
              00
--------------------------------------------------------------------------------

                      SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 655107100                                          Page 11 of 19 Pages
--------------------------------------------------------------------------------
         (1) NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
             Daniel B. Zwirn
--------------------------------------------------------------------------------
         (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) [X]
                                                            (b) [ ]
--------------------------------------------------------------------------------
         (3) SEC USE ONLY

--------------------------------------------------------------------------------
         (4) SOURCE OF FUNDS
             00
--------------------------------------------------------------------------------
         (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            [ ]
--------------------------------------------------------------------------------
         (6) CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
--------------------------------------------------------------------------------
NUMBER OF                  (7)  SOLE VOTING POWER
                                -0-
SHARES
                           -----------------------------------------------------
BENEFICIALLY               (8)  SHARED VOTING POWER
                                -0-
OWNED BY
                           -----------------------------------------------------
EACH                       (9)  SOLE DISPOSITIVE POWER
                                -0-
REPORTING
                           -----------------------------------------------------
PERSON WITH                (10) SHARED DISPOSITIVE POWER
                                2,400,000 shares of Common Stock
--------------------------------------------------------------------------------
         (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,400,000 shares of Common Stock
--------------------------------------------------------------------------------
         (12) CHECK BOX IF THE AGGREGATE AMOUNT
              IN ROW (11) EXCLUDES CERTAIN SHARES               [ ]
--------------------------------------------------------------------------------
         (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              14.0%, See Item 5.
--------------------------------------------------------------------------------
         (14) TYPE OF REPORTING PERSON
              IN
--------------------------------------------------------------------------------

CUSIP No. 655107100                                          Page 12 of 19 Pages

     THIS AMENDED AND RESTATED SCHEDULE 13D RELATES TO THE SCHEDULE 13D ORIGINALLY FILED ON BEHALF OF THE REPORTING PERSONS WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 11, 2004 (AS AMENDED BY AMENDMENT NO. 1 TO
SCHEDULE 13D FILED WITH THE  COMMISSION  ON AUGUST 11,  2005).  THE TEXT OF SAID
SCHEDULE 13D IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY AS FOLLOWS:

     Item 1. Security and Issuer.

     This statement relates to the Common Stock, no par value per share (the "Shares" or "Common Stock") of Noble Roman's Inc, an Indiana corporation (the "Company"). The Company's principal executive offices are located at One Virginia Avenue, Suite 800, Indianapolis, Indiana 46204.

     Item 2. Identity and Background.

     (a) This statement is filed jointly pursuant to Rule 13d-(1)(k) by:

          (i) SummitBridge National Investments LLC, a Delaware limited liability company ("SummitBridge LLC") with respect to the Shares directly owned by it;

          (ii) Drawbridge Special Opportunities Fund LP, a Delaware limited partnership ("Drawbridge LP"), is the sole member of SummitBridge LLC other than D.B. Zwirn Special Opportunities Fund, L.P., f/k/a Highbridge/Zwirn Special Opportunities Fund, L.P., a Delaware limited partnership ("D.B. Zwirn L.P."), with respect to the Shares directly owned by SummitBridge LLC;

          (iii) Drawbridge Special Opportunities Advisors LLC, a Delaware limited liability company ("Drawbridge Advisors"), which acts as advisor to Drawbridge LP, with respect to the Shares directly owned by SummitBridge LLC;

          (iv) Fortress Investment Group LLC, a Delaware limited liability company ("Fortress"), which is the managing member of Drawbridge Advisors, with respect to the Shares directly owned by SummitBridge LLC;

          (v) D.B. Zwirn L.P. is the sole member of SummitBridge LLC other than Drawbridge LP, with respect to the Shares directly owned by SummitBridge LLC;

CUSIP No. 655107100                                          Page 13 of 19 Pages

          (vi) D.B. Zwirn & Co., L.P., f/k/a Highbridge/Zwirn Capital Management, LLC, a Delaware limited partnership ("DBZCO") is the trading manager of D.B. Zwirn L.P., with respect to the Shares directly owned by SummitBridge LLC;

          (vii) DBZ GP, LLC, a Delaware limited liability company, is the general partner of DBZCO with respect to the Shares directly owned by SummitBridge LLC;

          (viii) Zwirn Holdings, LLC, f/k/a D.B. Zwirn & Co., LLC, a Delaware limited liability company, is the managing member of DBZ GP, LLC with respect to the Shares directly owned by SummitBridge LLC; and

          (ix) Daniel B. Zwirn, is an individual and is the managing member of Zwirn Holdings, LLC.

     The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

     (b) The address of the principal office of SummitBridge LLC, Drawbridge LP, Drawbridge Advisors and Fortress is c/o Fortress Investment Group, 1251 Avenue of the Americas, Suite 1600, New York, New York 10020, Attention: Kevin Treacy. The address of the principal office of D.B. Zwirn L.P., DBZCO, DBZ GP, LLC, Zwirn Holdings, LLC, and Daniel B. Zwirn is 745 Fifth Avenue, 18th Floor, New York, New York 10151, Attention: Daniel B. Zwirn.

     (c) The principal business of each of SummitBridge LLC, Drawbridge LP, Fortress and D.B. Zwirn L.P. is that of an investment fund. The principal business of Drawbridge Advisors, DBZCO and Zwirn Holdings, LLC is that of an investment manager. The principal business of DPZ GP, LLC is that of acting as a general partner of DBZCO.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) Each of SummitBridge LLC, Drawbridge Advisors, Fortress, DBZ GP, LLC and Zwirn Holdings, LLC, is a limited liability company organized under the laws of the State of Delaware. Each of Drawbridge LP, DBZCO and D.B. Zwirn L.P. is a limited partnership formed under the laws of the State of Delaware. Daniel B. Zwirn is a citizen of the United States.

     Item 3. Source and Amount of Funds and Other Consideration.

CUSIP No. 655107100                                          Page 14 of 19 Pages

     In October 2003, SummitBridge LLC received the Shares owned directly by SummitBridge LLC, and the Shares beneficially owned indirectly by Drawbridge LP, Drawbridge Advisors, Fortress, D.B. Zwirn L.P., DBZCO, Zwirn Holdings, LLC, DBZ GP, LLC, and Daniel B. Zwirn pursuant to that certain Loan Sale Agreement (the "Loan Sale Agreement") dated as of October 16, 2003 by and among SummitBridge LLC and Provident Bank. Pursuant to the Loan Sale Agreement, SummitBridge LLC purchased, for an aggregate purchase price of $6,980,784, $8,000,000 principal amount of loans (the "Loans"), 3,214,748 shares of Common Stock of the Company, 4,929,275 Shares of convertible Preferred Stock of the Company which are convertible into 1,643,092 shares of Common Stock, and Warrants to purchase 385,000 shares of Common Stock (the "Warrants"). The Purchase Price was allocated by SummitBridge LLC as follows: $6,423,000 was allocated to the Loans, $344,376 was allocated to the Common Stock, $176,014.28 was allocated to the Preferred Stock and $37,393 was allocated to the Warrants.

     Item 4. Purpose of the Transaction.

     The purpose of the acquisition of the Shares by the Reporting Persons was for investment and was not made for the purpose of acquiring control of the Company.

     On March 12, 2004, the Company filed a lawsuit against SummitBridge and certain other Reporting Persons in the Superior Court of Marion County, Indiana (Cause No. 49D11-0403-PL-00531) that, among other things, sought a declaration that the Indiana Business Combination Law prohibits SummitBridge LLC from seeking to enforce the promissory note evidencing the Loans until the fifth anniversary of the acquisition by SummitBridge LLC of 15.0% or more of the Company's outstanding common stock and that the Indiana Control Share Acquisition Law denies Summitbridge LLC voting rights with respect to its stock in the Company. SummitBridge answered the complaint and counterclaimed to enforce the promissory note and certain other rights held by Summitbridge. (This litigation is collectively referred to herein as the "Indiana Litigation.")

     Pursuant to a Settlement Agreement dated as of August 1, 2005, by and among the Company, Oak Grove Corp., Pizzaco, Inc., LPS, Inc., G.N.R., Inc. and N.R. East, Inc., on behalf of themselves and each of their officers, directors, employees and shareholders, including but not limited to Paul W. Mobley and Scott Mobley, and each of their agents, affiliates, subsidiaries and successors-in-interest, and SummitBridge LLC, Drawbridge LP and D.B. Zwirn L.P., on behalf of themselves and each of their general partners, limited partners, members, managers, managing members and the employees, agents, officers, directors, shareholders, affiliates, subsidiaries and successors-in-interest of each, including, but not limited to, Summit Investment Management LLC (the "Settlement Agreement"), the Company agreed to acquire all of SummitBridge LLC's debt and equity interests in the Company, except for 2,400,000 shares of Common Stock, for a purchase price of $8,300,000 at the closing. These debt and equity interests consist of the promissory note for a face amount of $8,000,000; 3,214,748 shares of the Company's Common Stock; the $4,929,275 stated amount of the Company's no-yield preferred stock convertible into 1,643,092 shares of

CUSIP No. 655107100                                          Page 15 of 19 Pages

Common Stock; and the Warrant to purchase 385,000 shares of the Company's Common Stock. In addition, under the Settlement Agreement, SummitBridge LLC agreed to release Paul W. Mobley, Oak Grove Corp., Pizzaco, Inc., LPS, Inc., G.N.R., Inc. and N.R. East, Inc. as guarantors with respect to certain obligations of the Company and has relinquished its right in the related guarantees.

     Under the Settlement Agreement, the Company and Paul W. Mobley agree to use commercially reasonable efforts to assist SummitBridge LLC over a six- to nine-month period after closing in finding one or more buyers for the Company Common Stock SummitBridge LLC retains, subject to certain conditions, which include, among other things, a minimum sale price of $1.10 per share. During this time, SummitBridge LLC agrees not to sell any of the Company Common Stock it retains in the open market without the Company's consent, except that SummitBridge LLC may sell any retained stock to buyers who offer to purchase the shares above the minimum price. The Company agrees, with certain exceptions, to indemnify SummitBridge LLC, Drawbridge LP and D.B. Zwirn L.P. against all claims arising out of the offer or sale of their retained stock with the Company's assistance.

     SummitBridge LLC agrees that it has no voting rights with respect to its retained shares as a result of the Indiana Control Share Acquisition Act. However, following the six- to nine- month period after closing, the Company and its executive officers will use commercially reasonable efforts to cause the Company shareholders to vote to restore SummitBridge LLC's voting rights on any retained shares that SummitBridge LLC then owns. Paul W. Mobley and Scott Mobley also agree to vote the shares they own in favor of the restoration of Common Stock voting rights to SummitBridge LLC. In addition, if SummitBridge LLC still holds at least 1,200,000 shares of the retained stock six months after closing, SummitBridge LLC will have the right to appoint an individual to hold the seat of a single observer to the Company's Board of Directors. The individual appointed will have the right, subject to a confidentiality agreement in the form agreed to by the parties, to actively participate, but not vote at, any Board of Director's meetings. SummitBridge LLC will have this right as long as it owns at least 750,000 shares of the retained stock. Also after the six- to nine-month period, if SummitBridge LLC then owns 5% or more of the Company's outstanding shares, SummitBridge LLC will have certain registration rights with respect to the shares of Common Stock it still holds.

     SummitBridge LLC, Drawbridge LP and D.B. Zwirn L.P. also agree that, for a period of two years from the closing, they will not engage in any proxy contest or tender offer involving the Company's common stock, except as permitted under the Settlement Agreement or as approved by the Company's Board of Directors.

     The transactions contemplated by the Settlement Agreement closed on August 25, 2005, and as a result, all remaining claims asserted by the parties are being dismissed pursuant to a Stipulated Judgment of Declaratory Relief and Dismissal With Prejudice (the "Stipulated Judgment") that has been executed by the parties' legal counsel of record and is being submitted to the Court. Mutual releases executed by the parties have taken effect. The Settlement Agreement provides that in resolving the Indiana Litigation, the parties do not in any way admit to the liability or validity of any of the claims or matters being resolved. The Stipulated Judgment provides for a judicial declaration that SummitBridge LLC is not an "interested shareholder" of the Company within the meaning of the Indiana Business Combination Law with respect to the Settlement Agreement or SummitBridge LLC's ongoing ownership of 2,400,000 shares of common stock in the Company and that SummitBridge LLC remains subject to the Indiana Control Share Acquisition Law. The parties agree to mutually indemnify the others from any costs incurred in connection with any future claim raised by the indemnifying party or parties that asserts any of the claims that are released.

CUSIP No. 655107100                                          Page 16 of 19 Pages

     Although the acquisition of the Shares by the Reporting Persons was for investment purposes, each Reporting Person may, subject to the terms of the Settlement Agreement, pursue discussions with management to maximize long-term value for shareholders. Subject to the terms of the Settlement Agreement, each of the Reporting Persons may make further purchases of shares of Common Stock and Preferred Stock from time to time and may dispose of any or all of the Shares held by it at any time. None of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the Schedule 13D. Subject to the terms of the Settlement Agreement, each of the Reporting Persons may, at any time and from time to time, review or reconsider its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

     Item 5. Interest in Securities of the Issuer.

          (a) Each of the Reporting Parties may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Exchange Act), in the aggregate, 2,400,000 Shares representing approximately 14.0% of the Shares outstanding. (The percentage of Shares reported herein is based upon the 17,136,884 shares of Common Stock issued and outstanding by the Issuer, such number being the shares of Common Stock issued and outstanding as of August 5, 2005, as reported on the Issuer's form 10-Q for the period ended June 30, 2005). Each of Drawbridge LP, Drawbridge Advisors, Fortress, D.B. Zwirn L.P., DBZCO, DBZ GP, LLC, Zwirn Holdings, LLC, and Daniel B. Zwirn disclaims any beneficial ownership of the Shares owned by SummitBridge LLC except to the extent of its pecuniary interests in such Shares.

          (b) Each of the Reporting Parties has sole voting and dispositive power over 0 Shares. The Shares are subject to an Indiana Statute relating to control share acquisitions which provides that shares of voting stock of an issuing public corporation that would otherwise grant the holder thereof in excess of a 20% vote for the election of directors of such corporation will not grant voting power to such holder unless or until uninterested shareholders of such corporation vote to grant voting rights to such holder. No vote of shareholders of the Company has been taken to determine the voting rights of SummitBridge LLC. Therefore, each of the reporting persons has shared voting power over 0 Shares. Each of the Reporting Persons has shared dispositive power over 2,400,000 Shares.

          (c) The trading date, consideration received and number of Shares for all transactions effected in regard to the Shares by the Reporting Persons since the filing of the most recent Schedule 13D on August 11, 2005 are set forth in
Schedule I hereof and are incorporated herein by reference. Where and how the transaction was effected are set forth in Item 4 hereof and are incorporated herein by reference.

          (d) Not applicable.

          (e) Not applicable.

CUSIP No. 655107100                                          Page 17 of 19 Pages

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Pursuant to Rule 13d-1(k), the Reporting Persons have entered into an agreement with respect to the joint filing of this statement and any amendment or amendments hereto, which was filed as Exhibit 1 to Schedule 13D filed with the SEC on February 11, 2004 and is incorporated herein by reference.

     Pursuant to an assignment agreement, a copy of which is filed as Exhibit 3 to Schedule 13D filed with the SEC on February 11, 2004 (the "Assignment Agreement"), Provident Bank assigned a warrant, a copy of which was filed as
Exhibit 2 to Schedule 13D filed with the SEC on February 11, 2004 (the "Warrant") issued by the Company on August 13, 1998, for 385,000 Shares, to SummitBridge LLC. The Warrant provides an expiration date of December 31, 2001, but pursuant to a letter from Provident Bank to the Company dated March 21, 2003, a copy of which is filed as Exhibit 4 to Schedule 13D filed with the SEC on February 11, 2004, (the "Warrant Extension Letter"), the expiration date of the Warrant was extended to December 31, 2005. The Company takes the position that the warrants have expired and no longer are exercisable.

     The description of the Settlement Agreement set forth in Item 4 hereof is incorporated herein by reference.

     Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

     Item 7. Materials to be Filed as Exhibits.

     The Settlement Agreement is filed as Exhibit 1 to Amendment No. 1 to
Schedule 13D filed with the SEC on August 11, 2005, and is incorporated herein by reference.

     The written agreement relating to joint filing as required by Rule 13 d-1(k) is filed as Exhibit 1 to Schedule 13D filed with the SEC on February 11, 2004, and is incorporated herein by reference.

     The Warrant is filed as Exhibit 2 to Schedule 13D filed with the SEC on February 11, 2004, and is incorporated herein by reference.

     The Assignment Agreement is filed as Exhibit 3 to Schedule 13D filed with the SEC on February 11, 2004, and is incorporated herein by reference.

     The Warrant Extension Letter is filed as Exhibit 4 to Schedule 13D filed with the SEC on February 11, 2004, and is incorporated herein by reference.

CUSIP No. 655107100                                          Page 18 of 19 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

         DATED:  September 8, 2005

                           SUMMITBRIDGE NATIONAL INVESTMENTS LLC

                           By:    /s/ Kevin Treacy
                                  ----------------
                           Name:  Kevin Treacy
                           Title: Treasurer

                           DRAWBRIDGE SPECIAL OPPORTUNITIES FUND LP

                           By: DRAWBRIDGE SPECIAL OPPORTUNITIES
                           ADVISORS LLC,
                           its advisor

                           By:    /s/ Kevin Treacy
                                  ----------------
                           Name:  Kevin Treacy
                           Title: Chief Financial Officer

                           DRAWBRIDGE SPECIAL OPPORTUNITIES ADVISORS, LLC

                           By:    /s/ Kevin Treacy
                                  ----------------
                           Name:  Kevin Treacy
                           Title: Chief Financial Officer

                           FORTRESS INVESTMENT GROUP, LLC

                           By:    /s/ Randal A. Nardone
                                  ---------------------
                           Name:  Randal A. Nardone
                           Title: Chief Operating Officer

                           D.B. ZWIRN SPECIAL OPPORTUNITIES FUND, L.P.

                           By:  D.B. ZWIRN PARTNERS, LLC,
                           its General Partner

                           By:  ZWIRN HOLDINGS, LLC,
                           its Managing Member

                           By:    /s/ Daniel B. Zwirn
                                  -------------------
                           Name:  Daniel B. Zwirn
                           Title: Managing Member

                           D.B. ZWIRN & CO., L.P.

                           By:  DBZ GP, LLC, its General Partner

                           By:  ZWIRN HOLDINGS, LLC,
                           its Managing Member

                           By:    /s/ Daniel B. Zwirn
                                  --------------------
                           Name:  Daniel B. Zwirn
                           Title: Managing Member

                           DBZ GP, LLC

                           By:  ZWIRN HOLDINGS, LLC,
                           its Managing Member

                           By:    /s/ Daniel B. Zwirn
                                  --------------------
                           Name:  Daniel B. Zwirn
                           Title: Managing Member


                           ZWIRN HOLDINGS, LLC

                           By:    /s/ Daniel B. Zwirn
                                  -------------------
                           Name:  Daniel B. Zwirn
                           Title: Managing Member

                           DANIEL B. ZWIRN

                           By: /s/ Daniel B. Zwirn
                               --------------------
                               DANIEL B. ZWIRN

CUSIP No. 655107100                                          Page 19 of 19 Pages


                                   SCHEDULE I


--------------------- ------------------------ ---------------------------------
 Reporting Person      Date of Transaction     Number of Shares Surrendered(1)
--------------------- ------------------------ ---------------------------------
SummitBridge LLC         August 25, 2005       814,748 shares of Common Stock
--------------------- ------------------------ ---------------------------------
SummitBridge LLC         August 25, 2005       4,929,275 shares of Preferred
                                               Stock(2)
--------------------- ------------------------ ---------------------------------
SummitBridge LLC         August 25, 2005       Warrants to purchase 385,000
                                               shares of Common Stock
--------------------- ------------------------ ---------------------------------

(1) The consideration received for these shares is described in Item 4 hereof, which is incorporated herein by reference.
(2) 4,929,275 Shares of Preferred Stock of the Company, which were convertible into 1,643,092 Shares of Common Stock.